Carolina Power & Light Company
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.       ORGANIZATION AND BASIS OF PRESENTATION

         A. Organization. Carolina Power & Light Company (the Company) is a public service corporation primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North and South Carolina. The Company has no other material segments of business.

         B. Basis of Presentation. These consolidated interim financial statements should be read in onjunction with the Company's consolidated financial statements included in the Company's 1997 Annual Report on Form 10-K. The amounts are unaudited but, in the opinion of management, reflect all adjustments necessary to fairly present the Company's financial position and results of operations for the interim periods. Due to temperature variations between seasons of the year and the timing of outages of electric generating units, especially nuclear-fueled units, the results of operations for interim periods are not necessarily indicative of amounts expected for the entire year. Certain amounts for 1997 have been reclassified to conform to the 1998 presentation, with no effect on previously reported net income or common stock equity.

                  In preparing financial statements that conform with generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

2.       NUCLEAR DECOMMISSIONING
         In the Company's retail jurisdictions, provisions for nuclear decommissioning costs are approved by the North Carolina Utilities Commission (NCUC) and the South Carolina Public Service Commission and are based on site-specific estimates that include the costs for removal of all radioactive and other structures at the site. In the wholesale jurisdiction, the provisions for nuclear decommissioning costs are based on amounts agreed upon in applicable rate agreements. Based on the site-specific estimates discussed below, and using an assumed after-tax earnings rate of 8.5% and an assumed cost escalation rate of 4%, current levels of rate recovery for nuclear decommissioning costs are adequate to provide for decommissioning of the Company's nuclear facilities.

         The Company's most recent site-specific estimates of decommissioning costs were developed in 1993, using 1993 cost factors, and are based on prompt dismantlement decommissioning, which reflects the cost of removal of all radioactive and other structures currently at the site, with such removal occurring shortly after operating license expiration. These estimates, in 1993 dollars, are $258 million for Robinson Unit No. 2, $235 million for Brunswick Unit No. 1, $221 million for
         Brunswick Unit No. 2 and $284 million for the Harris Plant. The estimates are subject to change based on a variety of factors including, but not limited to, cost escalation, changes in technology applicable to nuclear decommissioning and changes in federal, state or local regulations. The cost estimates exclude the portion attributable to North Carolina Eastern Municipal Power Agency, which holds an undivided ownership interest in the Brunswick and Harris nuclear generating facilities. Operating licenses for the Company's nuclear units expire in the year 2010 for Robinson Unit No. 2, 2016 for Brunswick Unit No. 1, 2014 for Brunswick Unit No. 2 and 2026 for the Harris Plant.

         The Financial Accounting Standards Board has reached several tentative conclusions with respect to its project regarding accounting practices related to obligations associated with the retirement of long-lived assets (formerly referred to as liabilities for closure and removal of long-lived assets). It is uncertain when the final statement will be issued and what impacts it may ultimately have on the Company's accounting for nuclear decommissioning and other retirement costs.

3.       RETAIL RATE MATTERS
         A petition was filed in July 1996 by the Carolina Industrial Group for Fair Utility Rates (CIGFUR) with the NCUC, requesting that the NCUC conduct an investigation of the Company's base rates or treat its petition as a complaint against the Company. The petition alleged that the Company's return on equity (which was authorized by the NCUC in the Company's last general rate proceeding in 1988) and earnings are too high. In December 1996, the NCUC issued an order denying CIGFUR's petition and stating that it tentatively found no reasonable grounds to proceed with CIGFUR's petition as a complaint. In January 1997, CIGFUR filed its Comments and Motion for Reconsideration, to which the Company responded. In February 1997, the NCUC issued an order denying CIGFUR's Motion for Reconsideration. CIGFUR filed a Notice of Appeal of the NCUC Order with the North Carolina Court of Appeals. The Company filed its brief in this matter in July 1997, and oral argument was held before the North Carolina Court of Appeals in November 1997. The Company cannot predict the outcome of this matter.

4.       COMMITMENTS AND CONTINGENCIES

         Contingencies existing as of the date of these statements are described below. No significant changes have occurred since December 31, 1997, with respect to the commitments discussed in Note 11 of the financial statements included in the Company's 1997 Annual Report on Form 10-K.

         A. Applicability of SFAS-71. As a regulated entity, the Company is subject to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS-71). Accordingly, the Company records certain assets and liabilities resulting from the effects of the ratemaking process, which would not be recorded under generally accepted accounting principles for unregulated entities. The Company's ability to continue to meet the criteria for application of SFAS-71 may be affected in the future by competitive forces, deregulation and restructuring in the electric utility industry. In the event that SFAS-71 no longer applied to a separable portion of the Company's operations, related regulatory assets and liabilities would be eliminated unless an appropriate regulatory recovery mechanism is provided. Additionally, these factors could result in an impairment of electric utility plant assets as determined pursuant to Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." At March 31, 1998, the Company's regulatory assets totaled $525 million.

         B.       Claims and Uncertainties.

                  1) The Company is subject to federal, state and local regulations addressing air and water quality, hazardous and solid waste management and other environmental matters.

                  Various organic materials associated with the production of manufactured gas, generally referred to as coal tar, are regulated under various federal and state laws. There are several manufactured gas plant (MGP) sites to which the Company and certain entities that were later merged into the Company had some connection. In this regard, the Company, along with others, is participating in a cooperative effort with the North Carolina Department of Environment and Natural Resources, Division of Waste Management (DWM), which has established a uniform framework to address MGP sites. The investigation and remediation of specific MGP sites will be addressed pursuant to one or more Administrative Orders on Consent (AOC) between the DWM and the potentially responsible party or parties. The Company has signed AOC's to investigate certain sites. The Company continues to investigate the identities of parties connected to individual MGP sites, the relative relationships of the Company and other parties to those sites and the degree to which the Company will undertake efforts with others at individual sites. The Company does not expect these costs to be material to the financial position of the Company.

                  The Company has been notified by regulators of its involvement or potential involvement in several sites, other than MGP sites, that may require remedial action. Although the Company cannot predict the outcome of these matters, it does not expect costs associated with these sites to be material to the financial position of the Company.

                  The Company carries a liability for the estimated costs associated with certain remedial activities. This liability is not material to the financial position of the Company.

                  2) As required under the Nuclear Waste Policy Act of 1982, the Company entered into a contract with the U.S. Department of Energy (DOE) under which the DOE agreed to dispose of the Company's spent nuclear fuel by January 31, 1998. The DOE defaulted on its January 31, 1998, obligation to begin taking spent nuclear fuel, and a group of utilities, including the Company, is considering measures to force the DOE to take spent nuclear fuel or to pay damages from monies other than the Nuclear Waste Fund. The Company cannot predict the outcome of this matter.

                  With certain modifications, the Company's spent fuel storage facilities will be sufficient to provide storage space for spent fuel generated on the Company's system through the expiration of the current operating licenses for all of the Company's nuclear generating units. Subsequent to the expiration of these licenses, dry storage may be necessary.

                  3) In the opinion of management, liabilities, if any, arising under other pending claims would not have a material effect on the financial position, results of operations or cash flows of the Company.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS
For the Three and Twelve Months Ended March 31, 1998,
As Compared With the Corresponding Periods One Year Earlier

Operating Revenues

For the three and twelve months ended March 31, 1998, operating revenues were affected by the following factors (in millions):

                                                 Three Months    Twelve Months

  Customer growth/changes in usage patterns      $  7            $ 126

  Sales to other utilities                         14               46

  Price                                            (8)             (43)

  Weather                                          11                -

  Sales to Power Agency                             9                -

  Other                                             3                3
                                                    -                -

     Total                                       $ 36            $ 132
                                                   ==              ===


The increase in the customer growth/changes in usage patterns component of revenue for both comparison periods reflects continued growth in the number of customers served by the Company. Sales to other utilities increased in both comparison periods as a result of the Company's active pursuit of opportunities in the wholesale power market. The price-related decrease for the three months ended March 31, 1998, is primarily attributable to a decrease in the fuel cost component of revenue. The price-related decrease for the twelve months ended March 31, 1998, is due to a combination of a decrease in the fuel cost component of revenue and changes to the Power Coordination Agreement, which were effective January 1, 1997, between the Company and North Carolina Electric Membership Corporation . The increase in the weather component of revenue for the three months ended March 31, 1998, was due to colder weather in the current period, although temperatures were significantly milder than normal. For the twelve months ended March 31, 1997, both the customer growth/changes in usage patterns and weather components of revenue were affected by lost revenues caused by Hurricanes Fran and Bertha. The increase in revenue related to sales to North Carolina Eastern Municipal Power Agency (Power Agency) for the three months ended March 31, 1998, is primarily due to year-to-year differences in the timing of supplemental capacity adjustments.

Operating Expenses

Fuel expense increased for both periods primarily due to an increase in generation of approximately 10% and 8.4% for the three months and twelve months ended March 31, 1998, respectively. The increase for both periods is related to a change in the generation mix, with an increase in fossil generation and a decrease in nuclear generation.

Other operation and maintenance expense decreased for the twelve months ended March 31, 1998, reflecting the Company's continued cost reduction efforts. Also contributing to the decrease were lower expenses resulting from fewer fossil outages during the current period.

Depreciation and amortization increased approximately $71 million for the twelve months ended March 31, 1998, of which approximately $51 million was a result of the accelerated amortization of certain regulatory assets, and approximately $5 million resulted from the amortization of deferred operation and maintenance expenses associated with Hurricane Fran, in accordance with orders from the commissions in the Company's retail jurisdictions.

Income tax expense increased for the three- and twelve-month periods primarily due to an increase in pretax operating income. For the twelve-month period, the increase in income tax expense was partially offset by the effects of tax provision adjustments recorded for potential audit issues in open tax years.

Harris Plant deferred costs, net decreased for both comparison periods primarily due to the completion, in late 1997, of the amortization of the Harris Plant phase-in costs related to the North Carolina retail jurisdiction.

Other Income

The income tax credit (i.e., income tax benefit) related to other income increased for both comparison periods primarily as a result of a decrease in other income.

Interest income increased for both comparison periods primarily as a result of tax refund-related interest income.

Other income, net decreased for the three-month period primarily due to losses incurred on certain diversified investments which are in start-up phases. For the twelve-month period, the decrease in other income, net was partially attributable to losses incurred on those diversified investments. In addition, the decrease in the twelve-month period was due to an adjustment of $23 million to the unamortized balance of abandonment costs related to the Harris Plant, which had increased other income in the prior period.

Interest Charges

Net interest charges decreased for both reported periods primarily as a result of a decrease in commercial paper borrowings. This decrease was partially offset by an increase in interest due to the issuance of $200 million principal amount of first mortgage bonds in August 1997.

Preferred Stock Dividend Requirements

The decrease in the preferred stock dividend requirements for both periods is the result of the redemption of two preferred stock series in July 1997.


MATERIAL CHANGES IN LIQUIDITY AND CAPITAL RESOURCES
From December 31, 1997 to March 31, 1998
and From March 31, 1997 to March 31, 1998

Cash Flow and Financing

The proceeds from commercial paper borrowings and/or internally generated funds financed the retirement of long-term debt totaling $40 million during the twelve months ended March 31, 1998.

In July 1997, the Company redeemed all 500,000 shares of $7.72 Serial Preferred Stock and all 350,000 shares of $7.95 Serial Preferred Stock, at a redemption price of $101 per share. The redemptions were funded with additional commercial paper borrowings and/or internally generated funds.

In August 1997, the Company issued $200 million principal amount of first mortgage bonds. The net proceeds from the issuance were used to reduce the outstanding balance of commercial paper and other short-term debt and for other general corporate purposes. There were no other long-term debt issuances during the twelve months ended March 31, 1998.

As of March 31, 1998, the Company's revolving credit facilities totaled $515 million, substantially all of which are long-term agreements supporting its commercial paper borrowings. In addition, on April 1, 1998 the Company entered into a new $150 million short-term revolving credit agreement. The Company is required to pay minimal annual commitment fees to maintain its credit facilities. Consistent with management's intent to maintain a portion of its commercial paper on a long-term basis, and as supported by its long-term revolving credit facilities, the Company included in long-term debt $280 million and $350 million of commercial paper outstanding as of March 31, 1998 and 1997, respectively.

The Company's capital structure as of March 31 was as follows:

                                         1998          1997
                                         ----          ----
           Common Stock Equity          53.06%        50.44%
           Long-term Debt, net          45.83%        46.89%
           Preferred Stock               1.11%         2.67%

The Company's First Mortgage Bonds are currently rated "A2" by Moody's Investors Service, "A" by Standard and Poor's and "A+" by Duff and Phelps. Moody's Investors Service, Standard and Poor's and Duff and Phelps have rated the Company's commercial paper "P-1", "A-1" and "D-1", respectively.


OTHER MATTERS

Competition

North Carolina Activities

The study commission established to evaluate the future of electric service in North Carolina continued to meet and hold public hearings around the state. The Company participated in the commission's meetings and filed comments with the commission on March 31, 1998. The commission has retained consultants to conduct analyses and studies concerning various deregulation issues, including stranded costs, state and local tax implications and electric rate comparisons. These projects are in progress and are scheduled to be completed over the next six months. The commission will make an interim report, summarizing its activities, to the 1998 North Carolina General Assembly. The commission's final report is due in 1999. The Company cannot predict the outcome of this matter.

South Carolina Activities

In January 1998, the South Carolina Public Service Commission (SCPSC) rejected a power marketer's petition requesting that the SCPSC bypass the South Carolina General Assembly and open South Carolina's electricity markets to competition by 1999. The South Carolina General Assembly's House Utility Subcommittee continues to meet and discuss the deregulation issue. The Company cannot predict the outcome of this matter.

Federal Activities

In January 1998, the Internal Revenue Service ruled that public power systems can compete in deregulated markets without jeopardizing the tax-exempt status of their existing debt. In March 1998, the Clinton Administration unveiled its recommended guidelines for bringing competition and customer choice to the electric industry. Key provisions would accomplish the following: encourage states to begin retail competition by 2003, but allow them to "opt out" if they determine they would be better off under the current regulated system or a different plan; allow utilities to recover their legitimate stranded costs; triple the use of renewable energy, such as solar and wind, by mandating that at least 5.5 percent of the nation's electricity be from renewable sources (excluding hydro) by 2010; and impose consumer labeling standards, requiring electricity suppliers to disclose information about their pricing, generation mix and plant emissions. In April 1998, the national trade associations of rural electric co-ops and public power interests requested that the federal government impose a two-year hold on mergers between electric utilities. Congressional discussion of deregulation is expected to continue during 1998; however, it is uncertain whether Congress will pass legislation regarding deregulation this year. The Company cannot predict the outcome of this matter.

Year 2000 Computer Issues

The Company initiated steps in 1994 to bring its computer systems into Year 2000 compliance. Only a few of the Company's core business applications remain to be converted. All remaining computer systems, including equipment and devices containing microprocessors, are being evaluated and will be converted or replaced if necessary. The estimated costs to be incurred are expected to be determined in 1998.

The Year 2000 issue may affect other entities with which the Company transacts business. During the second quarter of 1998, the Company will be initiating company-wide efforts to evaluate whether these entities will be compliant and identify contingency plans to be put in place to counteract the adverse consequences of any entity's failure to adequately address these issues. The Company cannot predict the outcome of these matters.

PART II.  OTHER INFORMATION

Item 1.  Legal Proceedings

Legal aspects of certain matters are set forth in Part I, Item 1, Notes 3 and 4 of the Company's financial statements.

Item 2.  Changes in Securities and Use of Proceeds

ACQUISITION OF PARKE INDUSTRIES, INCORPORATED:

(a) Securities Delivered. On February 11, 1998, 19,496 shares of the Company's common stock (Common Shares) that had been recently purchased in the open market by the Company's wholly-owned subsidiary, Strategic Resource Solutions Corp., a North Carolina Enterprise Corporation (SRS), were delivered by SRS as part of the consideration for the purchase of certain assets of Parke Industries, Incorporated, a California corporation (Parke). In addition, on each of the first three anniversaries of the closing, SRS is obligated to deliver to Parke additional Common Shares having a market value of $450,000. Finally, SRS is obligated to deliver to Parke additional Common Shares, in amounts that cannot currently be determined, if certain financial performance objectives for the years 1998 through 2000 are met. These Common Shares delivered, or to be delivered, by SRS pursuant to the Parke asset purchase agreement were or will be acquired in market transactions, and do not represent newly-issued shares of the Company.

(b) Underwriters and Other Purchasers. No underwriters were used in connection with the transactions identified above. Parke was the only recipient of the Common Shares.

(c) Consideration. The consideration for the Common Shares was the delivery of certain assets of Parke pursuant to the asset purchase agreement.

(d) Exemption from Registration Claimed. The Common Shares described in this Item were delivered on the basis of an exemption from registration under Section 4(2) of the Securities Act of 1933. The Common Shares were received by one corporation and are subject to restrictions on resale typical for private placements.
Appropriate disclosure was made to the recipient of the Common Shares.


RESTRICTED STOCK AWARDS:

(a) Securities Delivered. On January 22, 1998 and February 20, 1998, 220,600 shares and 16,000 shares, respectively, of the Company's Common Shares were delivered to certain key employees pursuant to the terms of the Company's 1997 Equity Incentive Plan (Plan), which was approved by the Company's shareholders on May 7, 1997. Section 9 of the Plan provides for the granting of Restricted Stock by the Personnel, Executive Development and Compensation Committee (now known as the Committee on Organization and Compensation , (the Committee)) to key employees of the Company. The Common Shares delivered pursuant to the Plan were acquired in market transactions directly for the accounts of the recipients and do not represent newly-issued shares of the Company.

(b) Underwriters and Other Purchasers. No underwriters were used in connection with the delivery of Common Shares described above. The Common Shares were delivered to certain key employees of the Company. The Plan defines "key employee" as an officer or other employee of the Company who, in the opinion of the Committee, can contribute significantly to the growth and profitability of, or perform services of major importance to, the Company.

(c) Consideration. The Common Shares were delivered to provide an incentive to each employee recipient to exert his utmost efforts on the Company's behalf and thus enhance the Company's performance while aligning the employee's interest with those of the Company's shareholders.

(d) Exemption from Registration Claimed. The Common Shares described in this Item were delivered on the basis of an exemption from registration under Section 4(2) of the Securities Act of 1933. Receipt of the Common Shares required no investment decision on the part of the recipients. All award decisions were made by the Committee, which consists entirely of non-employee directors.

          DIVERSIFIED CONTROL SYSTEMS, INC., STOCK AWARDS:

(a) Securities Delivered. On March 12, 1998, 12,072 shares of the Company's Common Shares that had been purchased in the open market by SRS were delivered by SRS to former shareholders of Diversified Control Systems, Inc., a North Carolina corporation (DCS). The Common Shares were delivered pursuant to a October 30, 1997 Agreement of Reorganization and Share Exchange (the Exchange Agreement) pursuant to which SRS acquired all of the outstanding shares of DCS. These shares were delivered because DCS met certain financial performance objectives set forth in the Exchange Agreement. All Common Shares delivered by SRS pursuant to the Exchange Agreement were acquired in market transactions, and do not represent newly-issued shares of the Company.

(b) Underwriters and Other Purchasers. No underwriters were used in connection with the share exchange transactions identified above. The recipients of the Common Shares were former shareholders of DCS who all agreed to exchange their DCS shares for Common Shares pursuant to the Exchange Agreement.

(c) Consideration. The consideration for the Common Shares was the exchange of all outstanding shares of DCS stock pursuant to the Exchange Agreement.

(d) Exemption from Registration Claimed. The Common Shares described in this Item were delivered on the basis of an exemption from registration under Section 4(2) of the Securities Act of 1933. The Common Shares were received by a limited number of individuals and are subject to restrictions on resale typical for private placements. Adequate disclosure was made to all persons receiving Common Shares in the exchange with SRS.


Item 6.  Exhibits and Reports on Form 8-K

(a)       See EXHIBIT INDEX

(b) Reports on Form 8-K filed during or with respect to the quarter:

          NONE

                                   SIGNATURES


Pursuant to requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                         CAROLINA POWER & LIGHT COMPANY
                                  (Registrant)


                                            By  /s/  Glenn E. Harder
                                                    -----------------
                                                     Glenn E. Harder
                                             Executive Vice President and
                                                Chief Financial Officer
                                             (Principal Financial Officer)


                                            By  /s/  Bonnie V. Hancock
                                                    -------------------
                                                     Bonnie V. Hancock
                                              Vice President and Controller
                                               (Chief Accounting Officer)





Date:   May 15, 1998